                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  JUNE 29, 2003

COMMISSION FILE NUMBER: 000-30684

                             BOOKHAM TECHNOLOGY PLC
             (Exact name of registrant as specified in its charter)

                                 90 Milton Park
                          Abingdon, Oxfordshire OX1 4RY
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F ___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Bookham Technology plc (the "Company") reported its results for the second quarter and six months ended June 29, 2003 on a Form 6-K filed on July 30, 2003. The Company is furnishing on this Form 6-K the results previously reported for this period, but excluding, among other things, items that constitute non-GAAP financial measures under Regulation G promulgated by the United States Securities and Exchange Commission.

HIGHLIGHTS FOR THE SECOND QUARTER ENDED JUNE 29, 2003

o Revenues in the second quarter 2003 were (pound)21.0 million ($34.9 million), substantially equal to revenues in the first quarter 2003, in line with management expectations.

o Relationships with Nortel Networks and Marconi Communications remained strong, representing 62% and 10% of sales respectively and Huawei, the leading Chinese telecom equipment company, became a 10% customer for the first time in the quarter.

o Gross margin loss improved by 9% to (15%) in the second quarter 2003 from (24%) in the first quarter 2003.

o Cash outflow for the second quarter 2003 was (pound)16.9 million ($28.1 million), down 5% on the first quarter 2003 ((pound)17.7 million), reflecting significantly improved operating cash flow offset by higher spending relating to restructuring activities.

o Despite flat revenues, the net loss for the second quarter 2003, under UK GAAP, was reduced to (pound)18.1 million ($30.1 million). This included exceptional charges of (pound)1.8 million and compares with (pound)25.0 million in the first quarter 2003, which included exceptional charges of (pound)3.0 million. Under US GAAP, the net loss was (pound)17.7 million ($29.4 million), which included acquisition related and restructuring charges of (pound)1.8 million.

OPERATING REVIEW

PRODUCTS AND CUSTOMERS

While revenues were flat compared to the first quarter, customer engagements were progressing well in the second quarter, especially in the subsystems and modules area. The Company has also seen a shift towards the metro area, which accounted for approximately 45% of the revenues this quarter.

Our relationships with Nortel Networks and Marconi Communications still remain strong, and in the second quarter 2003, they represented 62% and 10% of sales respectively. In addition, the Company is pleased to announce that Huawei, the leading Chinese telecom equipment company, accounted for 10% of revenues this quarter, for the first time.

Additionally, the Company continues to develop applications of its non-telecom opportunities and believes it has strong growth prospects in this area, particularly in the industrial, military and aerospace areas and continues to support its MMICs (monolithic microwave integrated circuits) business. Assuming current progress continues, we believe this non-telecom business could represent between 10% and 20% of total revenues in 2004.

RESTRUCTURING

Previously announced cost reduction plans are advancing ahead of schedule. The consolidation of the Ottawa fab into the Caswell, United Kingdom, facility should be completed in the third quarter of 2003 which will lead to significant overhead reductions in the fourth quarter 2003. Initial product qualifications of chips built at the Caswell site are performing well. The installation of equipment and facilities at Caswell is now complete, with the required inventory build on plan.

New cost reduction initiatives are being announced today aimed at reducing further the Company's overhead structure. As part of this, the Company is reallocating and reducing its R&D spending in recognition of slower market growth and pursuing restructuring efforts to reduce manufacturing overheads. In addition, since the announcement of the downsizing of the ASOC platform in February 2003, the Company has decided to discontinue its investment in this platform and will dispose of its wafer fab facility in Milton, United Kingdom.

As a result of the above actions, there will be additional general and administrative overhead reductions, especially in Milton.

The Company expects these new cost reduction initiatives to impact approximately 160-180 jobs within manufacturing, R&D and support functions globally. Including previously announced actions, this is expected to result in the Company having approximately 1500 employees by the fourth quarter.

ACQUISITION

On July 4, 2003 the Company announced the acquisition of the business of Cierra Photonics, Inc, a company based in Santa Rosa, California. Cierra Photonics designs and manufactures thin film filters and other components for the fiber optics telecommunications industry.

Cierra's key technology is a specialised process that results in thin-film components that have lower costs, high yields and industry-leading optical performance. This acquisition opens up a large market area where the company has not been present to date, and allows cost reduction via internal sourcing of some components used in its amplifiers, and also improves the company's competitive position in optical subsystems. This acquisition helps growth in this area and also underscores the Company's commitment to expand its position in the marketplace.

The consideration for the acquisition comprised the issue to Cierra Photonics of
3.1 million new ordinary shares in Bookham Technology.

FINANCIAL COMMENTARY

All US dollar numbers have been translated at (pound)1 = $1.65 (the noon buying rate as of June 30, 2003) for the convenience of the reader.

SECOND QUARTER ENDED JUNE 29, 2003

REVENUES: Revenues in the second quarter of 2003 were (pound)21.0 million ($34.9 million), consistent with the first quarter of 2003 and up 196% from (pound)7.1 million in the second quarter 2002.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: The gross loss (loss at the gross margin level) was (pound)3.2 million ($5.3 million), down from (pound)5.0 million in the first quarter 2003 and down from (pound)3.9 million in the second quarter 2002. The gross margin loss has improved to (15%) from (24%) in the first quarter 2003 and (55%) in the second quarter 2002. This improvement was mainly the result of reductions in fixed manufacturing overheads.

Operating expenses decreased 14% from the first quarter 2003 to the second quarter 2003. Within operating expenses, selling, general and administrative expenses decreased by 24% from the first quarter 2003. The single largest factor leading to this reduction was the decrease in transitional service costs (primarily for information systems). Research and development expenses decreased by 2%.

RESTRUCTURING CHARGES (EXCEPTIONAL ITEMS FOR UK GAAP): In the second quarter, net exceptional charges were (pound)1.8 million ($3.0 million). These primarily related to severance and retention costs in connection with the Milton ASOC downsizing programmes.

NET LOSS (INCLUDING EXCEPTIONAL ITEMS FOR UK GAAP): Net interest for the second quarter was (pound)1.9 million ($3.2 million) compared with (pound)0.4 million in the first quarter 2003. This increase was due to the favourable exchange movement on the dollar denominated loan notes. The net loss for the second quarter 2003 was (pound)18.1 million ($30.1 million) and the loss per share was (pound)0.09 ($0.15).

NET LOSS UNDER US GAAP: Under US GAAP, the net loss for the second quarter 2003 was (pound)17.7 million ($29.4 million) and the loss per share was (pound)0.09 ($0.14).

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of June 29, 2003 were (pound)70.8 million ($117.5 million) compared with (pound)87.7 million as at March 30, 2003.

CASH FLOW: Cash outflow for the second quarter 2003 was (pound)16.9 million ($28.1 million), down 5% on the first quarter 2003 ((pound)17.7 million), reflecting significantly improved operating cash flow offset by higher spending relating to restructuring activities.


SIX MONTHS ENDED JUNE 29, 2003

REVENUES: Revenues for the six months ended June 29, 2003 were (pound)42.1 million ($69.9 million), up 231% compared with (pound)12.7 million in the first half 2002.

Nortel Networks and Marconi Communications represented 60% and 13% of sales respectively for the first half 2003.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: The gross loss (loss at the gross margin level) was (pound)8.2 million ($13.6 million) for the first half 2003, down

7% from (pound)8.8 million for the first half 2002. The gross margin loss has improved to (20%) in the first half 2003 from (69%) in the first half 2002 as a result of the company's ongoing cost reduction efforts and the allocation of the overhead costs over a larger revenue base.

Operating expenses increased 27% compared with the first half 2002 due to the inclusion of the NNOC facilities. As a percentage of revenues, however, operating expenses declined to 77% over the first six months of 2003, compared with 202% for the same period in 2002. Within operating expenses, selling, general and administrative expenses increased by 98% from the first half 2002, reflecting the impact of the increased size of the company and the integration of acquisitions made in 2002. Research and development expenses decreased by 6% following the continued reduction in ASOC related research and development.

RESTRUCTURING CHARGES (EXCEPTIONAL ITEMS FOR UK GAAP): For the first half 2003, net exceptional charges were (pound)4.7 million ($7.8 million). These primarily related to the previously announced restructuring of the company's ASOC activities.

NET LOSS (INCLUDING EXCEPTIONAL ITEMS) FOR UK GAAP: Net interest for the first half 2003 was (pound)2.3 million ($3.8 million) down 26% from (pound)3.1 million in the first half 2002 due to significantly lower cash balances and decreasing interest rates, offset by favourable exchange movements in the dollar denominated loan notes. The net loss for the first half 2003 was (pound)43.1 million ($71.6 million) and the loss per share was (pound)0.21 ($0.35).

NET LOSS FOR US GAAP: Under US GAAP, the net loss for the six months ended June 29, 2003 was (pound)42.3 million ($70.2 million) and the loss per share was (pound)0.21 ($0.34).

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of June 29, 2003 were (pound)70.8 million ($117.5 million) compared with (pound)105.4 million as at December 31, 2002.

CASH FLOW: Cash outflow for the first half 2003 was (pound)34.6 million ($57.4 million) down 4% on the first half 2002.

BASIS OF PREPARATION

The second quarter results have been prepared on the basis of the accounting policies set out in Bookham's 2002 statutory accounts, and Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended, which is on file with the US Securities and Exchange Commission and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Bookham's results of operations and financial position as of and for those periods.

The financial information contained in this report for the year ended December 31, 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the group in respect of the financial year ended December 31, 2002, which have delivered to the Registrar of Companies for England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED PROFIT AND LOSS ACCOUNT - UK GAAP
                       SECOND QUARTER ENDED JUNE 29, 2003

                                                  (1) BEFORE                       AFTER          After           AFTER
                                                 EXCEPTIONAL   EXCEPTIONAL   EXCEPTIONAL    Exceptional     EXCEPTIONAL
                                                       ITEMS         ITEMS         ITEMS          Items           ITEMS
                                                    Q2, 2003      Q2, 2003      Q2, 2003       Q2, 2002        Q2, 2003
                                                   UNAUDITED     UNAUDITED     UNAUDITED      Unaudited       UNAUDITED
                                                 (POUND)'000   (POUND)'000   (POUND)'000    (pound)'000           $'000
TURNOVER                                           21,040            --        21,040            7,116           34,926
Cost of sales                                     (24,224)       (1,521)      (25,745)         (11,457)         (42,737)
                                                 --------      --------      --------         --------         --------
GROSS LOSS                                         (3,184)       (1,521)       (4,705)          (4,341)          (7,811)
                                                 --------      --------      --------         --------         --------
Administrative expenses
  Research and development                         (8,129)         (119)       (8,248)          (9,363)         (13,692)
  Selling, general and other expenses              (6,977)         (136)       (7,113)          (4,209)         (11,808)
                                                 --------      --------      --------         --------         --------
                                                  (15,106)         (255)      (15,361)         (13,572)         (25,500)
Other operating income                                 --            --            --               61               --
                                                 --------      --------      --------         --------         --------
OPERATING LOSS                                    (18,290)       (1,776)      (20,066)         (17,852)         (33,311)
Interest, net                                       1,948            --         1,948            1,631            3,234
                                                 --------      --------      --------         --------         --------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION       (16,342)       (1,776)      (18,118)         (16,221)         (30,077)
Tax on loss on ordinary activities                     --            --            --               --               --
                                                 --------      --------      --------         --------         --------
LOSS FOR THE FINANCIAL PERIOD                     (16,342)       (1,776)      (18,118)(1)      (16,221)(1)      (30,077)(1)
                                                 --------      --------      --------         --------         --------

Loss per ordinary share (basic and diluted)  (POUND)(0.08) (POUND)(0.01) (POUND)(0.09)    (pound)(0.11)        $  (0.15)

Weighted average ordinary shares and ADSs
outstanding ('000)                                204,952       204,952       204,952          143,474          204,952

(1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the US/UK GAAP reconciliation set forth herein.

                             BOOKHAM TECHNOLOGY PLC
                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                       SECOND QUARTER ENDED JUNE 29, 2003

                                                                Q2 2003                Q2 2002
                                                              UNAUDITED              Unaudited
                                                            (POUND)'000            (pound)'000
Loss for the quarter                                           (18,118)                (16,221)
Exchange difference on translation of subsidiaries                (929)                     15
                                                               -------                 -------
TOTAL LOSSES RECOGNISED IN THE QUARTER(1)                      (19,047)                (16,206)
                                                               -------                 -------

(1) Comprehensive income under US GAAP differs from total losses recognized in the quarter under UK GAAP by the difference between loss for the financial period under UK GAAP and net loss under US GAAP.

                            BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED PROFIT AND LOSS ACCOUNT - UK GAAP
                         SIX MONTHS ENDED JUNE 29, 2003

                                                       (1)  BEFORE                       AFTER           After             AFTER
                                                       EXCEPTIONAL   EXCEPTIONAL   EXCEPTIONAL     Exceptional       EXCEPTIONAL
                                                             ITEMS         ITEMS         ITEMS           Items             ITEMS
                                                           JUNE 29,      JUNE 29,      JUNE 29,        June 30,         JUNE 29,
                                                              2003          2003          2003            2002              2003
                                                         UNAUDITED     UNAUDITED     UNAUDITED       Unaudited         UNAUDITED
                                                       (POUND)'000   (POUND)'000   (POUND)'000     (pound)'000             $'000
TURNOVER                                                    42,088            --        42,088           12,702           69,866
Cost of sales                                              (50,309)       (3,283)      (53,592)         (22,194)         (88,963)
                                                          --------      --------      --------         --------         --------
GROSS LOSS                                                  (8,221)       (3,283)      (11,504)          (9,492)         (19,097)
Administrative expenses
                                                          --------      --------      --------         --------         --------
  Research and development                                 (16,457)         (975)      (17,432)         (18,465)         (28,937)
  Selling, general and other expenses                      (16,117)         (482)      (16,599)          (8,397)         (27,554)
                                                          --------      --------      --------         --------         --------
                                                           (32,574)       (1,457)      (34,031)         (26,862)         (56,491)
Other operating income                                         115            --           115               81              190
                                                          --------      --------      --------         --------         --------
OPERATING LOSS                                             (40,680)       (4,740)      (45,420)         (36,273)         (75,398)
Interest, net                                                2,315            --         2,315            3,092            3,843
                                                          --------      --------      --------         --------         --------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                (38,365)       (4,740)      (43,105)         (33,181)         (71,555)
Tax on loss on ordinary activities                              --            --            --               --               --
                                                          --------      --------      --------         --------         --------
LOSS FOR THE FINANCIAL PERIOD                              (38,365)       (4,740)      (43,105)(1)      (33,181)(1)      (71,555)(1)
                                                          --------      --------      --------         --------         --------

Loss per ordinary share (basic and diluted)           (POUND)(0.19) (POUND)(0.02) (POUND)(0.21)    (pound)(0.24)        $  (0.35)

Weighted average ordinary shares and ADSs
outstanding ('000)                                         204,951       204,951       204,951          141,098          204,951

(1) Loss for the financial period adjusted for the effects of differences between UK GAAP and US GAAP is set out in the US/UK GAAP reconciliation set forth herein.

                             BOOKHAM TECHNOLOGY PLC
                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                         SIX MONTHS ENDED JUNE 29, 2003

                                                     SIX MONTHS TO           Six months to
                                                     JUNE 29, 2003           June 30, 2002
                                                         UNAUDITED               Unaudited
                                                       (POUND)'000             (pound)'000
Loss for the six months                                    (43,105)                (33,181)
Exchange difference on translation of subsidiaries              88                     (46)
                                                           -------                 -------
TOTAL LOSSES RECOGNISED IN THE SIX MONTHS(1)               (43,017)                (33,227)
                                                           -------                 -------

(1) Comprehensive income under US GAAP differs from total losses recognized in the six months under UK GAAP by the difference between loss for the financial period under UK GAAP and net loss under US GAAP.

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET - UK GAAP

                                                                        JUNE 29,        June 30,          DECEMBER 31,
                                                                            2003            2002                  2002
                                                                       UNAUDITED       Unaudited               AUDITED
                                                                     (POUND)'000     (pound)'000           (POUND)'000
Intangible fixed assets                                                   39,954           1,253                42,553
Tangible fixed assets                                                     55,375          44,316                51,442
                                                                  ---------------   -------------    ------------------
                                                                          95,329          45,569                93,995

Stocks                                                                    16,559           4,958                23,679
Debtors                                                                   19,907          10,804                21,405
Cash at bank and in hand                                                  70,811         148,891               105,418
                                                                  ---------------   -------------    ------------------
                                                                         107,277         164,653               150,502
Creditors: amounts falling due within one year                          (31,361)        (16,526)              (29,302)
                                                                  ---------------   -------------    ------------------
NET CURRENT ASSETS                                                        75,916         148,127               121,200
                                                                  ---------------   -------------    ------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                    171,245         193,696               215,195
Creditors: amounts falling due after more than one year                 (30,356)              --              (31,329)
Provisions for liabilities and charges                                   (3,468)            (79)               (3,428)
                                                                  ---------------   -------------    ------------------
NET ASSETS                                                               137,421         193,617               180,438
                                                                  ---------------   -------------    ------------------

CAPITAL AND RESERVES
Called up capital                                                            683             478                   683
Share premium account                                                    404,193         355,930               404,187
Other reserves                                                            10,734           4,292                10,740
Profit and loss account                                                 (278,189)       (167,083)             (235,172)
                                                                  ---------------   -------------    ------------------
EQUITY SHAREHOLDERS' FUNDS(1)                                            137,421         193,617               180,438
                                                                  ---------------   -------------    ------------------

(1) Equity shareholders' funds adjusted for the effects of differences between UK GAAP and US GAAP is set out in the US/UK GAAP reconciliation set forth herein.

                             BOOKHAM TECHNOLOGY PLC
                    CONSOLIDATED CASH FLOW STATEMENT FOR THE
                  SECOND QUARTER ENDED JUNE 29, 2003 - UK GAAP

                                                              QUARTER ENDED               SIX MONTHS ENDED        YEAR ENDED
                                                         JUNE 29,       June 30,       JUNE 29,       June 30,  DECEMBER 31,
                                                             2003           2002           2003           2002          2002
                                                        UNAUDITED      Unaudited      UNAUDITED      Unaudited       AUDITED
                                                      (POUND)'000    (pound)'000    (POUND)'000    (pound)'000   (POUND)'000
Net cash outflow from operating activities               (12,277)       (12,392)       (27,356)       (31,250)       (61,684)

Returns on investments and servicing of finance             (232)         1,631            453          3,092          5,342

Capital expenditure and financial investment              (4,396)        (2,710)        (7,709)        (6,493)       (10,153)

Acquisitions and disposals                                    --             --             --           (824)       (12,129)

Management of liquid resources                                --             --             --             --             --

Financing                                                      5           (250)             5           (478)          (772)
                                                         -------        -------        -------        -------        -------
DECREASE IN CASH(1)                                      (16,900)       (13,721)       (34,607)       (35,953)       (79,396)
                                                         -------        -------        -------        -------        -------

(1) No differences arise between decrease in cash under UK GAAP and decrease in cash for the purposes of US GAAP.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("UK GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The principal differences between the company's accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham's Annual Report on Form 20-F for the year ended December 31, 2002, as amended. The following tables provide a reconciliation of the loss for the financial period and equity shareholders' funds prepared under UK GAAP to equivalent information prepared under US GAAP.

               UK/US GAAP RECONCILIATION - PROFIT AND LOSS ACCOUNT

                                                                QUARTER ENDED                  SIX MONTHS ENDED
                                                          JUNE 29,         June 30,         JUNE 29,         June 30,
                                                              2003             2002             2003             2002
                                                         UNAUDITED        Unaudited        UNAUDITED        Unaudited
                                                       (POUND)'000      (pound)'000      (POUND)'000      (pound)'000
LOSS FOR THE FINANCIAL PERIOD UNDER UK GAAP                (18,118)         (16,221)         (43,105)         (33,181)
   US GAAP Adjustments:
   In-process research and development                          --               --               --           (4,197)
   Additional amortisation of intangible assets               (724)              --           (1,448)              --
   Decrease amortisation of goodwill                           884               --            1,768               --
   Decrease depreciation of tangible assets                    263               --              525               --
                                                           -------          -------          -------          -------
NET LOSS AS ADJUSTED TO ACCORD WITH US GAAP                (17,695)         (16,221)         (42,260)         (37,378)
                                                           -------          -------          -------          -------

                    UK/US GAAP RECONCILIATION - BALANCE SHEET

                                                     JUNE 29,                   Dec 31,
                                                         2003                      2002
                                                    UNAUDITED                       (1)
                                                  (POUND)'000               (pound)'000
Equity shareholders' funds under UK GAAP              137,421                   180,438
US GAAP Adjustments:
   Goodwill
    Cost                                              (35,352)                  (35,352)
    Amortisation                                        2,210                       442
                                                     --------                  --------
    Net                                               (33,142)                  (34,910)

   Intangible assets
      Cost                                             19,460                    19,460
      Amortisation                                     (2,849)                     (680)
                                                     --------                  --------
      Net                                              16,611                    18,780

   Tangible assets
    Cost                                              (60,391)                  (60,598)
    Depreciation                                       51,666                    50,626
                                                     --------                  --------
    Net                                                (8,725)                   (9,972)

Provision for liabilities and charges
   National Insurance on Stock Options                     79                        79
                                                     --------                  --------
Equity shareholders' funds under US GAAP              112,244                   154,415
                                                     --------                  --------

(1) Derived from audited financial statements for the year ended
    December 31, 2002.

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS - US GAAP
                       SECOND QUARTER ENDED JUNE 29, 2003

                                                         JUNE 29,       June 30, 2002               JUNE 29,
                                                             2003           Unaudited                   2003
                                                        UNAUDITED         (pound)'000              UNAUDITED
                                                      (POUND)'000                                       $'000
NET REVENUES                                               21,040               7,116                 34,926
Cost of net revenues                                       25,228              10,795                 41,878
                                                ------------------     ----------------    -------------------

GROSS LOSS                                                 (4,188)             (3,679)                (6,952)
Operating expenses
    Research and development                               (8,248)             (8,975)               (13,692)
    Selling, general and administrative                    (6,793)             (3,989)               (11,276)
    Impairment loss                                          (782)             (1,049)                (1,298)
    Closure costs                                             307                  --                    510
    Stock-based compensation                                   --                 (59)                    --
                                                ------------------     ----------------    -------------------
    Total operating expenses                              (15,516)            (14,072)               (25,756)
                                                ------------------     ----------------    -------------------
OPERATING LOSS                                            (19,704)            (17,751)               (32,708)
    Other income (expense)                                  2,009               1,530                  3,335
                                                ------------------     ----------------    -------------------
LOSS BEFORE INCOME TAXES                                  (17,695)            (16,221)               (29,373)
      Provision for income taxes                               --                  --                     --
                                                ------------------     ----------------    -------------------
NET LOSS                                                  (17,695)            (16,221)               (29,373)
                                                ------------------     ----------------    -------------------

Net loss per ordinary share and ADS (basic
and diluted)                                         (POUND)(0.09)       (pound)(0.11)                $(0.14)
Weighted  average  ordinary  shares  and  ADSs
outstanding ('000)                                        204,952             143,474                204,952

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS - US GAAP
                         SIX MONTHS ENDED JUNE 29, 2003

                                                            JUNE 29,        June 30, 2002              JUNE 29,
                                                                2003            Unaudited                  2003
                                                           UNAUDITED          (pound)'000             UNAUDITED
                                                         (POUND)'000                                      $'000
NET REVENUES                                                  42,088               12,702                69,866
Cost of net revenues                                          53,054               21,533                88,070
                                                   ------------------    -----------------    ------------------

GROSS LOSS                                                  (10,966)               (8,831)              (18,204)
Operating expenses
    Research and development                                (17,375)              (18,077)              (28,843)
    Selling, general and Administrative                     (14,982)               (8,105)              (24,870)
    Impairment loss                                            (782)               (1,049)               (1,298)
    IPR&D                                                        --               (4,197)                    --
    Closure costs                                               134                    --                   222
    Stock-based compensation                                     --                  (117)                   --
                                                   ------------------    -----------------    ------------------
    Total costs and expenses                                (33,005)              (31,545)              (54,789)
                                                   ------------------    -----------------    ------------------
OPERATING LOSS                                              (43,971)              (40,376)              (72,993)
    Other income (expense)                                    1,711                 2,998                 2,840
                                                   ------------------    -----------------    ------------------
LOSS BEFORE INCOME TAXES                                    (42,260)              (37,378)              (70,153)
      Provision for income taxes                                 --                    --                    --
                                                   ------------------    -----------------    ------------------
NET LOSS                                                    (42,260)              (37,378)              (70,153)
                                                   ------------------    -----------------    ------------------

Net loss per  ordinary  share  and ADS  (basic
and diluted)                                           (POUND)(0.21)         (pound)(0.26)               $(0.34)
Weighted  average  ordinary  shares  and  ADSs
outstanding ('000)                                          204,951               141,098               204,951

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET - US GAAP

                                                              JUNE 29,    December 31,        JUNE 30,        JUNE 29,
                                                                  2003            2002            2002            2003
                                                             UNAUDITED         Audited       UNAUDITED       UNAUDITED
                                                           (POUND)'000     (pound)'000     (POUND)'000           $'000
ASSETS
Current Assets:
         Cash and cash equivalents                              70,811         105,418         148,891         117,546
         Accounts receivable                                    14,792          17,781           8,933          24,555
         Inventories
         Raw materials                                          71,566          83,194          12,403         118,769
         Work in progress                                       41,992          30,690           1,590          69,707
         Finished goods                                         27,942          45,031           1,447          46,384
         Provision for excess and obsolete items              (124,923)       (135,236)        (10,483)       (207,372)
                                                              --------        --------         -------        --------
                                                                16,559          23,679           4,958          27,488

         Prepaid expenses and other current assets               5,115           3,624           1,871           8,491
                                                              --------        --------         -------        --------
                  Total current assets                         107,277         150,502         164,653         178,080
Intangible assets                                               23,422          26,423           6,825          38,881
Property and equipment                                          46,650          41,470          38,744          77,439
                                                              --------        --------         -------        --------
                                                               177,349         218,395         210,222         294,400
                                                              --------        --------         -------        --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable and other accrued expenses            31,360          29,302          16,526          52,058
                                                              --------        --------         -------        --------
                  Total current liabilities                     31,360          29,302          16,526          52,058
Long-term obligations                                           33,745          34,678            --            56,017
Shareholders' equity                                           112,244         154,415         193,696         186,325
                                                              --------        --------         -------        --------
                                                               177,349         218,395         210,222         294,400
                                                              --------        --------         -------        --------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BOOKHAM TECHNOLOGY PLC

Date: October 22, 2003                      By: /s/ Giorgio Anania
                                                -------------------------------
                                            Name: Giorgio Anania
                                            Title: Chief Executive Officer
                                                   and President